UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On July 31, 2013, HudBay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and six months ended June 30, 2013, (ii) Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2013, (iii) Credit Supporters Disclosure, (iv) CEO Certification of Interim Filings, (v) CFO Certification of Interim Filings, and (vi) a press release announcing the quarterly results for the second quarter of 2013.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                                                                  Exhibit 99.1 — Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and six months ended June 30, 2013;

•                                                                  Exhibit 99.2 — Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2013;

•                                                                  Exhibit 99.3 — Credit Supporters Disclosure;

•                                                                  Exhibit 99.4 — CEO Certification of Interim Filings;

•                                                                  Exhibit 99.5 — CFO Certification of Interim Filings; and

•                                                                  Exhibit 99.6 — Press release announcing the quarterly results for the second quarter of 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

	By:	/s/ Patrick Donnelly

	Name:	Patrick Donnelly

	Title:	Vice President, Legal and Corporate Secretary

Date: August 1, 2013

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and six months ended June 30, 2013

99.2	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2013

99.3	Credit Supporters Disclosure

99.4	CEO Certification of Interim Filings

99.5	CFO Certification of Interim Filings

99.6	Press release announcing the quarterly results for the second quarter of 2013